NYSE AMEX LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

August 11, 2010

NYSE Amex LLC (the “Exchange”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “SEC” or the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

Lazare Kaplan International Inc.

Common Stock, $1 Par Value

Commission File Number – 001-07848

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Sections 134 and 1101 of the NYSE Amex LLC Company Guide (the “Company Guide”) which requires listed issuers to comply with applicable SEC requirements with respect to the filing of reports and other documents through the SEC's Electronic Data Gathering Analysis and Retrieval ("EDGAR") system; and

(b)

Section 1003(d) of the Company Guide which states that the securities of an issuer failing to comply with its listing or other agreements with the Exchange and/or SEC Requirements in any material respect (e.g., failure to distribute annual reports when due, failure to report interim earnings, failure to observe Exchange policies regarding timely disclosure of important corporate developments, failure to solicit proxies, issuance of additional shares of a listed class without prior listing thereof, failure to obtain shareholder approval of corporate action where required by Exchange policies, failure to provide requested information within a reasonable period of time or providing information that contains a material misrepresentation or omits material information necessary to make the communication to the Exchange not misleading, etc.) are subject to suspension from dealings and, unless prompt corrective action is taken, removal from listing.

2.

The Common Stock (the “Common Stock”) of Lazare Kaplan International Inc. (the “Company” or “Lazare Kaplan”) does not qualify for continued listing for the following reason:

The Company failed to file its Form 10-K for the year ended May 31, 2009 and Forms 10-Q for the periods ended August 31, 2009, November 30, 2009 and February 28, 2010 with the SEC.

3.

In reviewing the eligibility of the Company’s Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On September 16, 2009, the Company was notified by the Exchange that it was not in compliance with Sections 134 and 1101 of the Company Guide due to its failure to file its Form 10-K for the year ended May 31, 2009.  The Company was also advised that its failure to timely file this report was a material violation of its listing agreement with the Exchange and therefore, pursuant to Section 1003(d) of the Company Guide, the Exchange is authorized to suspend and, unless prompt corrective action is taken, remove the Company’s securities from the Exchange.  In accordance with Section 1009 of the Company Guide, Lazare Kaplan was given the opportunity to submit a plan of compliance advising the Exchange of actions that it had taken or would take to bring the Company into compliance with Sections 134 and 1101 of the Company Guide by December 15, 2009.

(b)

On October 7, 2009, the Company submitted a plan of compliance to the Exchange (the “Plan”).  On October 20, 2009, the Exchange notified the Company of an additional instance of non-compliance with Sections 134 and 1101 of the Company Guide in that it failed to file its Form 10-Q for the period ended August 31, 2009.

(c)

On November 11, 2009, the Exchange notified the Company that it accepted the Plan and granted the Company an extension until December 31, 2009 to regain compliance with the continued listing standards (the “Plan Period”).

(d)

Subsequently, based on additional information provided by the Company as well as publicly available information, on January 25, 2010, the Exchange notified the Company of its determination that, in accordance with Section 1009 of the Company Guide, the Company made a reasonable demonstration of its ability to regain compliance with Sections 134 and 1101 of the Company Guide by the end of a revised plan period, which was determined to be no later than May 31, 2010 (the “Revised Plan Period”).  The Company was also notified of an additional instance of non-compliance with Sections 134 and 1101 of the Company Guide in that it failed to file its Form 10-Q for the period ended November 30, 2009.

(e)

On April 26, 2010, the Company was again notified of an additional instance of non-compliance with Sections 134 and 1101 of the Company Guide in that it failed to file its Form 10-Q for the period ended February 28, 2010.

(f)

At the end of the Revised Plan Period, May 31, 2010, Lazare Kaplan had failed to regain compliance with Sections 134 and 1101 of the Company Guide.  Consequently, via correspondence dated June 18, 2010 Staff notified the Company that it had determined to initiate delisting proceedings against the Company (the “Staff Determination”).  The Exchange’s letter dated June 18, 2010 also informed the Company of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (a “Panel”) within seven days of the Staff Determination, or by June 25, 2010.

(g)

The Company did not appeal the Staff Determination within the requisite time period or thereafter and has not otherwise regained compliance with the continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s Common Stock from listing and/or registration by issuing a press release and posting notice on www.nyse.com.  Further, a copy of this application has been forwarded to Mr. William H. Moryto, Vice President and Chief Financial Officer of Lazare Kaplan International Inc.

/s/

Janice O’Neill

Senior Vice President

Corporate Compliance

NYSE Amex LLC